UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For	the transition period from to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

World Financial Center

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

*

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Administration Committee of

American Express Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 28, 2012

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	XXXXXXXX	XXXXXXXX

(Thousands)	2011	2010
Assets
Investments, at fair value:
Money market funds	$36,040	$35,739
Common stocks	1,410,079	1,424,778
Fixed income securities	344	—
Common/collective trusts	123,342	116,563
Mutual funds	1,039,260	1,028,509
Stable Value fund	625,118	573,100

Total investments, at fair value	3,234,183	3,178,689

Due from brokers	1,830	634
Cash (non-interest bearing)	145	75
Receivables:
Notes receivable from participants	102,610	99,641
Investment income accrued	1,434	834
Employer contributions:
Profit sharing	58,694	45,508
Other than profit sharing	26,944	26,608
Employee contributions	3,857	3,719

Total Assets	3,429,697	3,355,708

Liabilities
Due to brokers	507	1,608
Accrued expenses	2,446	882

Total Liabilities	2,953	2,490

Net assets reflecting investments at fair value	3,426,744	3,353,218

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(21,906)	(18,824)

Net assets available for benefits	$3,404,838	$3,334,394

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

(Thousands)	2011
Contributions
Employer
Profit sharing	$58,702
Other than profit sharing	121,111
Employee	140,414
Rollovers	8,165

Total contributions	328,392

Investment income
Net depreciation in fair value of investments	(12,943)
Interest and dividends	24,069

Total investment income	11,126

Interest on notes receivable from participants	3,801

Total additions to net assets	343,319

Withdrawal payments	(272,875)

Net increase in net assets available for benefits	70,444

Net assets available for benefits at beginning of year	3,334,394

Net assets available for benefits at end of year	$3,404,838

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of one year of service. Effective January 1, 2012, eligibility for Company contributions was reduced to six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (the “EBAC”) and the Company’s Retirement Savings Plan Investment Committee (the “RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. The RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested. Subject to Plan limits, the RSPIC has the power to appoint investment managers to make investment decisions. The members of the EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. Under the terms of the Plan Document, the members of the RSPIC are appointed by the Vice President, Global Benefits.

Compensation

The participant compensation (commonly referred to as “total pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, total pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $245,000 in both 2011 and 2010, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, Roth contributions (effective for pay periods beginning on or after October 10, 2011) and after-tax contributions up to 10% of eligible compensation, or a combination, not to exceed 80% of their total pay, to the Plan through payroll deductions. Roth contributions were introduced to the Plan as a special kind of after-tax contribution that is subject to most of the same rules as before-tax contributions. The Internal Revenue Code (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ before-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For both 2011 and 2010, this limit was $16,500 for participants under age 50 and $22,000 for participants over age 50. The Plan complied with nondiscrimination requirements under the Code during 2011 and 2010 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Company Matching Contributions

The Company matches 100% of a participant’s before-tax contributions and/or Roth contributions up to 5% of total pay after a participant’s completion of one year of service. Effective January 1, 2012, eligibility for Company contributions was reduced to six months of service.

Profit Sharing Contributions

Upon a participant’s completion of one year of service (six months of service, effective January 1, 2012), additional Company contributions up to 5% of a participant’s total pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any profit sharing contributions made for that plan year. Profit sharing contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit sharing contributions for employees other than eligible Global Business Travel participants comprised 3.25% and 2.75% of participant total pay in 2011 and 2010, respectively. Eligible Global Business Travel participants received profit sharing contributions equal to 2.00% of their total pay in 2011 and 1.00% of their total pay in 2010.

Qualified Non-elective Contribution

The Company may make Qualified Non-elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of before-tax contributions or Roth contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes conversion contributions equal to a percentage of compensation. The amount of the participant’s conversion contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion contributions range from 0-8% of compensation.

Disability Contributions

Certain qualifying participants who become disabled, as defined in the Plan, are eligible to receive contributions similar to Company conversion, profit sharing and/or matching contributions.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions. Effective October 2011, the Plan was amended to authorize in-Plan Roth conversion rollovers.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their elective before-tax, Roth and after-tax contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company matching contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Currently, profit sharing contributions and investment earnings thereon are 100% vested after three years of service or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Qualified Non-elective Contributions

QNECs are immediately 100% vested.

Conversion Contributions

Conversion contributions and investment earnings thereon are 100% vested after three years of service, or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Disability Contributions

Disability contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts are used to pay investment expenditures or to reduce future Company contributions. Forfeited non-vested balances were $1.2 million and $2.0 million as of December 31, 2011 and 2010, respectively. Profit sharing contributions made to the Plan for 2011 were reduced by $1.2 million from forfeited account balances in 2011.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants

Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is processed. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans to participants at December 31, 2011 were at interest rates varying from 3.25% to 9.50% and will mature at various dates through September 2041.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through before-tax participant and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-tax contributions are taxed when contributed, with earnings taxed upon distribution. Roth contributions are taxed when contributed, and earnings on Roth contributions qualify for tax-free distribution if a participant (i) reaches age 59  1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth contribution account with the Plan for at least five taxable years. If those conditions are not met, earnings on Roth contributions are taxed when distributed.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70 1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid.

Expenses

The Company and the participants share the costs of administering the Plan. Certain administrative expenses such as audit and legal fees are paid by the Company. Expenses related to investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. These expenses are included within net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These expenses were $12.5 million for the year ended December 31, 2011. Additional expenses are associated with the SDA and participants electing to invest through the SDA are charged directly for these fees through their SDA. The Trust does not pay any fees or expenses associated with the SDA.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are reported at fair value. Investments traded on securities exchanges, including common stocks, preferred stocks and corporate debt instruments, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at that date or the latest available date. U.S. Government and agency securities, municipal bonds and foreign bonds are valued at closing bid quotations at the financial statement date or the latest available date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund (the “Fund”) which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements for the activity in Level 3 fair value measurements; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the provisions of this guidance is reflected in Note 3.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for annual periods beginning after December 15, 2011. The adoption of the provisions of this guidance is not expected to materially impact the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets to which the Plan has access.
•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets
–	Quoted prices for identical or similar assets or liabilities in markets that are not active
–	Inputs other than quoted prices that are observable for the asset or liability

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
•

Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g. internally derived assumptions surrounding the timing and amount of expected cash flows).

The Company monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Company elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

Financial Assets Carried at Fair Value

As summarized in the tables below, the Plan has financial assets that are measured at fair value on a recurring basis. For the year ended December 31, 2011 the Plan did not have any significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2011:

	$XXXXXXXX	$XXXXXXXX	$XXXXXXXX	$XXXXXXXX

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$36,040	$36,040	$—	$—
Domestic common stocks	1,410,079	1,410,079	—	—
Fixed income securities	344	—	344	—
Common/collective trusts
Bond funds	123,342	—	123,342	—
Mutual funds
Fixed income funds	242,119	242,119	—	—
Domestic equity funds	427,949	427,949	—	—
International equity funds	369,192	369,192	—	—
Stable Value fund
Money market funds	72,591	72,591	—	—
Fixed income funds	472,267	—	472,267	—
Common/collective trusts
Fixed income funds	77,357	—	77,357	—
Wrapper contracts	2,903	—	—	2,903

Total	$3,234,183	$2,557,970	$673,310	$2,903

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2010:

	$XXXXXXXX	$XXXXXXXX	$XXXXXXXX	$XXXXXXXX

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$35,739	$35,739	$—	$—
Domestic common stocks	1,424,778	1,424,778	—	—
Common/collective trusts
Bond funds	116,563	—	116,563	—
Mutual funds
Fixed income obligations	234,744	234,744	—	—
Balanced funds	5,465	5,465	—	—
Domestic equity funds	372,391	372,391	—	—
International equity fund	415,909	415,909	—	—
Stable value obligations
Money market funds	41,794	41,794	—	—
Fixed income funds	417,676	—	417,676	—
Common/collective trusts
Fixed income funds	111,263	—	111,263	—
Wrapper Contracts	2,367	—	—	2,367

Total	$3,178,689	$2,530,820	$645,502	$2,367

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2011 and 2010:

	$XXXXXXXX	$XXXXXXXX

(Thousands)	2011	2010
Balance, beginning of year	$2,367	$1,558
Net unrealized gains relating to instruments still held at the reporting date	536	809

Balance, end of year	$2,903	$2,367

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value

For the financial assets measured at fair value on a recurring basis (summarized in the valuation hierarchy table on the previous page), the Plan applies the following valuation techniques:

•	Money market funds and overnight investments are valued at the redemption price, which approximates fair value.

•

Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last sales price. These investments are classified in Level 1 of the fair value hierarchy.

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily Net Asset Value (the “NAV”) of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

investment objective. These investments, however, are non-registered and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular trading. These investments are classified within Level 2 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair market values for the Plan’s fixed income securities are obtained primarily from a pricing service vendor engaged by the Plan’s trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The pricing service does not apply any adjustments to the pricing models used, nor does the Plan apply any adjustments to the prices received from the pricing service. In addition, no adjustments were deemed necessary to the prices provided by the pricing service as a result of current market conditions. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. The Plan has reaffirmed its understanding of the valuation techniques used by its pricing service. There were no changes in the valuation techniques used by the pricing service during the years ended December 31, 2011 or 2010. In addition, the Plan corroborates the prices provided by its pricing service to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. As of December 31, 2011, the Plan’s fixed income securities are classified within Level 2 of the fair value hierarchy.

•

Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value. These wrap contracts are classified within Level 3 of the fair value hierarchy.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2011, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

Investment Elections

The investment options available to participants are the SDA, the American Express Company Stock Fund and nine core investment funds (the “Core Investment Funds”), five of which are actively managed and four of which are index funds: The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, The International Equity Fund, The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund. In addition, participants may elect to contribute to funds that invest in a mix of assets from the actively managed Core Investment Funds based on target retirement dates (the “Retirement Funds”). The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds. A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SDA. The SDA requires a minimum initial balance of $1,000 before a participant can begin trading. Funds cannot be transferred directly from The Stable Value Fund to the SDA.

A brief description of the investments available to participants at December 31, 2011 is set forth below:

Core Investment Funds

Five of the Core Investment Funds are managed by multiple investment managers, and the other four are index funds. Each of the Core Investment Funds represents a broad asset class.

The Stable Value Fund

This fund invests in high quality fixed income securities such as treasuries, government agencies, government-backed securities and various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. Certain factors may limit the ability of the Plan to transact at contract value with the issuer including premature termination of the contracts by the Plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives.

The average yield on investment contracts was 3.16% and 4.01% for December 31, 2011 and 2010, respectively. The weighted average crediting rates on investment contracts was 2.71% and 3.66% as of December 31, 2011 and 2010, respectively. Ameriprise Trust Company (“ATC”) acts as investment manager for The Stable Value Fund. The goal of this fund is to protect original investment while offering a competitive rate of interest with minimal risk.

The Diversified Bond Fund

The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-backed debt securities with at least one year remaining to maturity. The value, liquidity and related income of these underlying securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Diversified Bond Index Fund

This Fund’s current objective is to maximize interest income by investing in a portfolio of investment-grade debt securities and other fixed income instruments by tracking the performance of a broad, market-weighted bond index. The Fund employs a “passive management,” or indexing, investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. The Fund invests by sampling the index. It invests at least 80 percent of assets in bonds held in the index. The Fund maintains a dollar-weighted maturity consistent with that of the index, ranging between five and ten years.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The U.S. Large-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing in large-capitalization companies’ stocks listed on major U.S. stock exchanges.

The U.S. Large-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the S&P 500 Index, which is a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

The U.S. Small/Mid-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The Fund employs a “passive management” strategy designed to track the performance of the S&P Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies. The Fund invests all, or substantially all, of its assets in stocks of its target index.

The International Equity Fund

The goal of this fund is long-term growth of capital from investment in non-U.S. companies’ stocks, and includes equity securities from markets outside the United States.

The International Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation from investments in non-U.S. stocks by tracking the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets outside the United States. The Fund employs a “passive management” investment approach designed to track the performance of an international equity index. From January through July 13, 2011, the fund tracked the FTSE All-World ex-U.S. Index. On or about July 13, 2011, the Fund began to track the performance of the Morgan Stanley Capital International (MSCI) All Country World Ex-U.S. Investable Market Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Retirement Funds

The Retirement Funds utilize a mix of the actively managed Core Investment Funds to provide a diversification of investments based on the expected number of years until the participant’s retirement.

American Express Company Stock Fund

The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents. The Plan Document requires that the Fund be offered as an investment option under the Plan.

Participants are only able to allocate 10% of their future contributions to the Fund. In addition, transfers of balances from other investment options into the Fund are only permitted to the extent the participant’s investment in the Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Self-Directed Brokerage Account (SDA)

The SDA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of several hundred mutual funds from which to make choices and investment selections of their own design.

As of December 31, 2011 and 2010, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2011	2010

American Express Company common stock	$509,985	$504,049
Vanguard Employee Benefit Index #528	310,141	301,899
PIMCO Total Return Fund	228,244	209,306

There were no other individual securities held within the core investment funds or SDA that exceeded 5% of the Plan’s net assets as of December 31, 2011 or 2010.

As of December 31, 2011 or 2010, investment options with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2011	2010

The U.S. Large-Cap Equity Fund	$877,019	$890,934
The Stable Value Fund	625,118	573,100
The International Equity Fund	362,363	388,857
The Diversified Bond Fund	351,586	325,871
The U.S. Small/Mid-Cap Equity Fund	329,888	337,165

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Description (Thousands)	2011

Common stocks	$39,158
Mutual funds	(59,612)
Common/collective trusts	6,975
Wrapper contracts	536

Net depreciation in fair value of investments	$(12,943)

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In December 2008, a putative class action captioned Obester v. American Express Company, et al. was filed in the United States District Court for the Southern District of New York. The complaint alleges that the defendants violated certain ERISA obligations by: allowing the investment of American Express Retirement Savings Plan (“Plan”) assets in American Express common stock when American Express common stock was not a prudent investment; misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan; and breaching certain fiduciary obligations. Thereafter, three other putative

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

class actions making allegations similar to those made in the Obester matter were filed against the defendants: Tang v. American Express Company, et al., filed on December 29, 2008 in the United States District Court for the Southern District of New York, Miner v. American Express Company et al., filed on February 4, 2009 in the United States District Court for the Southern District of New York, and DiLorenzo v. American Express Company et al., filed on February 10, 2009 in the United States District Court for the Southern District of New York. American Express filed a motion to dismiss these actions. In April 2009, these actions were consolidated into a Consolidated Amended Complaint, captioned In re American Express ERISA Litigation. Following argument on American Express’ motion to dismiss this action, the Court permitted plaintiffs to file a Second Amended Complaint. In April 2010, American Express filed a motion to dismiss the Second Amended Complaint. On November 2, 2010, the District Court dismissed the Second Amended Complaint in its entirety. On December 2, 2010, Plaintiffs filed a Notice of Appeal, appealing the case to the United States Court of Appeals for the Second Circuit. On September 29, 2011, the parties stipulated, and the Court subsequently ordered, that the Appeal be considered withdrawn but subject to appellants’ right to reinstate their appeal. On June 6, 2012, the Court further stayed through October 31, 2012 appellants’ right to reinstate their appeal.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). Subsequent to this determination by the IRS, the Plan was amended. On November 15, 2010, the Company filed with the IRS an application for determination on behalf of the Plan to confirm that the Plan, as amended and restated, continues its tax qualified status; however, a final determination has not yet been received. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 1997, which is the earliest open year for U.S. federal income tax purposes.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

	xxxxxxxxxxxxx	xxxxxxxxxxxxx

(Thousands)	2011	2010

Net assets available for benefits per the financial statements	$3,404,838	$3,334,394
Less: Loans deemed distributed	(1,430)	(1,531)

Net assets available for benefits per the Form 5500	$3,403,408	$3,332,863

The following is a reconciliation of withdrawal payments per the financial statements to Form 5500 for the year ended December 31, 2011:

xxxxxxxxxxxxx

(Thousands)	2011

Withdrawal payments per the financial statements	$272,875
Plus: Certain deemed distributions of participant loans	376
Less: Deemed loans offset by distributions	(497)

Withdrawal payments per the Form 5500	$272,754

The following is a reconciliation of interest on participant loans per the financial statements to Form 5500 for the year ended December 31, 2011:

xxxxxxxxxxxxx

(Thousands)	2011

Interest on notes receivable from participants per the financial statements	$3,801
Interest on deemed distributed loans	5

Interest on participant loans per the Form 5500	$3,806

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8.	Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and money market funds managed by the Plan’s Trustee. In addition, the Core Investment Funds may hold common stock and/or fixed income securities of the Plan’s Trustee/custodians. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions. The following table summarizes the Plan’s investment in related parties as of December 31.

(Thousands)

Wells Fargo Advantage Heritage Money Market Fund	2011	2010

Balance, beginning of year	$25,233	$—
Purchases	512,208	269,642
Sales	(514,271)	(244,409)

Balance, end of year	$23,170	$25,233

American Express Company Common Stock	2011	2010

Balance, beginning of year	$504,049	$512,679
Realized gains / (losses)	5,102	3,034
Unrealized gains / (losses)	45,083	27,214
Purchases	10,553	13,908
Sales / Distributions	(54,802)	(52,786)

Balance, end of year	$509,985	$504,049

Wells Fargo and Company Common Stock	2011	2010

Balance, beginning of year	$1,382	$1,408
Realized gains / (losses)	(27)	(31)
Unrealized gains / (losses)	(146)	195
Purchases	370	198
Sales	(272)	(388)

Balance, end of year	$1,307	$1,382

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	4,930		4,930
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	10,812		509,985

	American Express Company Stock Fund Total			514,915

	Self Directed Account
	Cash Equivalents
	CASH EQUIVALENTS			12,870
	Common Stock
	AMERIPRISE FINANCIAL INC.			6,549
	Mutual Funds
	MUTUAL FUNDS			106,188

	Self Directed Brokerage Account Total			125,607

	The Diversified Bond Index Fund
	Mutual Funds

	VANGUARD TOTAL BOND INDEX FUND I #222	1,261		13,875

	The International Equity Index Fund
	Mutual Funds

	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	78		6,829

	The U.S. Large Cap Equity Index Fund
	Mutual Funds

	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	121		15,363

	The U.S. Small/Mid- Cap Equity Index Fund
	Mutual Funds

	VANGUARD EXTENDED MARKET INDEX FUND #856	295		11,620

	The Diversified Bond Fund
	Common/Collective Trusts
	LOOMIS SAYLES CORE FULL BOND FUND	8,668		123,342
	Mutual Funds
	PIMCO TOTAL RETURN FUND-INST #35	20,998		228,244

	The Diversified Bond Fund Total			351,586

	The U.S. Large-Cap Equity Fund
	Mutual Funds
	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	2,314		294,778
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (RIVERSOURCE)	8,621		8,621
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (SANDS)	1,749		1,749
	Fixed Income
	CEMEX S.A.B. de C.V. U.S. 3.750% 3/15/2018	531		344
	Common Stock
	ABB LTD COM	127		2,399

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	ACCENTURE PLC CLASS A	35		1,837
	ACE LIMITED	44		3,071
	AGILENT TECHNOLOGIES INC	92		3,222
	AIR PRODUCTS & CHEMICALS INC	20		1,679
	ALTRIA GROUP INC	99		2,938
	ALEXION PHARMACEUTICALS	148		10,582
	ALLERGAN INC COM	98		8,599
	AMAZON COM INC COM	81		14,021
	AMERICAN ELECTRIC POWER INC	52		2,133
	ANADARKO PETROLEUM CORP	56		4,277
	APACHE CORP COM	69		6,293
	APPLE COMPUTER INC	55		22,205
	ASML HOLDING NV ADR	178		7,439
	AT&T INC	241		7,302
	BAKER HUGHES INC	35		1,686
	BANK OF AMERICA CORP COM	778		4,328
	BOEING CO	53		3,863
	BRISTOL MYERS SQUIBB	112		3,941
	C H ROBINSON WORLDWIDE	64		4,466
	C&J ENERGY SERVICES INC	31		649
	CARNIVAL CORP CL A	112		3,669
	CATERPILLAR INC COM	39		3,558
	CENTURYLINK, INC	90		3,355
	CHEVRON CORP COM	85		9,092
	CISCO SYSTEMS INC	121		2,190
	CITIGROUP INC	54		1,426
	COACH INC	100		6,104
	COMCAST CORP CLASS A	56		1,339
	COOPER INDUSTRIES	79		4,278
	CVS/CAREMARK CORPORATION	30		1,215
	DEERE & CO COM	15		1,125
	DELTA AIRLINES INC DEL COM	87		702
	DEUTSCHE TELEKOM ADR	131		1,495
	DOMINION RESOURCES INC/VA COM	55		2,938
	DOW CHEMICAL COM	135		3,890
	DU PONT E I DE NEMOURS & CO COM	50		2,277
	EATON CORP COM	50		2,169
	ENBRIDGE INC	52		1,957
	ENTERGY CORP	21		1,502
	ENDURANCE SPECIALTY HLDGS	18		673
	EXXON MOBIL CORP COM	113		9,553
	F5 NETWORKS	83		8,808
	FIRSTENERGY CORP COM	36		1,581
	FMC TECHNOLOGIES INC	168		8,775
	FORD MTR CO COM	629		6,763
	FREEPORT MCMORAN COPPER & GOLD CL B COM	32		1,175
	GENERAL ELECTRIC CO INC	258		4,621
	GOLDMAN SACHS GROUP INC COM	46		4,128
	GOOGLE INC	26		16,470

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	GRAINGER (WW) INC	45		8,424
	HALLIBURTON CO COM	134		4,635
	HOME DEPOT INC COM	108		4,525
	HONEYWELL INTL INC COM	30		1,617
	HUBBELL INC CL B COM	23		1,546
	HUNTSMAN CORP	107		1,067
	ILLINOIS TOOL WORKS INC COM	50		2,357
	ILLUMINA INC COM	185		5,639
	INTEL CORP COM	172		4,172
	INTERCONTINENTAL EXCHANGE INC	58		6,992
	INTL BUSINESS MACHINES CORP COM	17		3,172
	INTUITIVE SURGICAL COM	21		9,723
	JOHNSON & JOHNSON	54		3,512
	JOHNSON CONTROLS INC	114		3,566
	JP MORGAN CHASE & CO COM	216		7,196
	KIMBERLY CLARK CORP	35		2,549
	KRAFT FOODS INC	72		2,678
	LAS VEGAS SANDS CORP	185		7,905
	LENNAR CORP	48		938
	LOCKHEED MARTIN CORP	29		2,373
	LORILLARD INC COM	98		11,195
	MACY’S INC COM	90		2,880
	MASTERCARD INC-CL A	18		6,886
	MCDERMOTT INTERNATIONAL	116		1,335
	MCDONALDS CORP	31		3,077
	MERCK & CO INC	141		5,319
	METLIFE INC	54		1,673
	MICROCHIP TECHNOLOGY INC	66		2,421
	MICROSOFT CORP	354		9,184
	NATIONAL OILWELL	148		10,030
	NETFLIX.COM INC	35		2,425
	NEWFIELD EXPLORATION CO	27		1,020
	NEXTERA ENERGY INC	23		1,417
	NIKE INC CL B	94		9,059
	NOKIA CORPORATION ADR	424		2,043
	NOVARTIS AG	61		3,497
	OCCIDENTAL PETE CORP	43		4,039
	ORACLE CORP	61		1,565
	OPENTABLE INC	40		1,565
	PACCAR INC	29		1,078
	PARKER HANNIFIN CORP	31		2,382
	PARTNERRE HLDGS LTD	7		468
	PFIZER INC	314		6,789
	PG&E CORP	53		2,195
	PHILIP MORRIS INTL INC	54		4,268
	PPL CORP	35		1,034
	PRAXAIR INC	66		7,055
	PRICELINE COM INC	17		7,951
	PROLOGIS TRUST SHARES	18		520
	QUALCOMM INC	250		13,675

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	REGAL ENTERTAINMENT GRP	132		1,574
	REGENERON PHARMACEUTICALS INC	47		2,605
	SALESFORCE.COM INC	138		14,001
	SARA LEE CORP	51		965
	SCHLUMBERGER LTD	130		8,880
	SCHWAB CHARLES CORP	435		4,898
	SEMPRA ENERGY	34		1,866
	SIEMENS AG SPONSORED ADR	13		1,276
	SOUTHWESTERN ENERGY CO	161		5,142
	STARBUCKS CORP	216		9,938
	TARGET CORP	111		5,710
	TE CONNECTIVITY LTD	47		1,453
	THERMO FISHER SCIENTIFIC INC	40		1,802
	TIME WARNER INC NEW	29		1,045
	TOTAL S.A. - ADR	31		1,561
	TRAVELERS COMPANIES, INC	34		1,989
	TYCO INTERNATIONAL LTD	59		2,772
	UNILEVER N.V. - ADR	54		1,839
	UNION PACIFIC CORP	22		2,361
	UNITED CONTINENTAL HOLDINGS, INC	66		1,242
	UNITED PARCEL SERVICE CLB	22		1,617
	UNITED HEALTH GROUP INC	101		5,099
	VERIZON COMMUNICATIONS	72		2,891
	VIACOM INC	30		1,380
	VISA INC	207		21,017
	VODAFONE GROUP PLC ADR	75		2,108
	WALMART STORES INC	62		3,690
	WALT DISNEY CO	48		1,784
	WELLPOINT INC	9		628
*	WELLS FARGO & CO.	47		1,307
	WESTERN DIGITAL CORP	49		1,529
	WINDSTREAM CORP COM	147		1,723
	XL GROUP PLC	377		7,446

	The U.S. Large-Cap Equity Fund Total			877,019

	The International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH R6 #2616	2,853		135,359
	GMO INTERNATIONAL CORE EQUITY FUND III	4,672		118,893
	DFA EMERGING MARKETS VALUE FUND #95	2,800		72,698
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #66	2,608		35,413

	The International Equity Fund Total			362,363

	The U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (BUCKHEAD)	2,245		2,246
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (RAINER)	871		871

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	1,596		1,596
	(WESTWOOD)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	1,286		2,186
	(TIMES CAP)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	970		970
	(WMC)
	Common Stock
	AAR CORP	20		381
	ABERCROMBIE & FITCH CO	9		432
	ACCO BRANDS	61		585
	ACI WORLDWIDE INC	26		742
	ACME PACKET INC	25		776
	ACUITY BRANDS (HOLDING COMPANY) INC	6		329
	ADTRAN INC	36		1,087
	ADVANCE AUTO PARTS INC	6		450
	ADVISORY BOARD CO	15		1,076
	AERCAP HOLDINGS NV	77		869
	AES CORPORATION	93		1,096
	AFFLIATED MANAGERS GRP	8		740
	AGCO CORPORATION	17		726
	AIRGAS INC	5		411
	ALBANY INTERNATIONAL CORP	34		791
	ALBEMARLE CORP	14		716
	ALERE INC	21		483
	ALEXION PHARMACEUTICALS	7		501
	ALLEGHANY CORP DEL	2		571
	ALLEGIANT TRAVEL CO	16		859
	ALLETE INC	11		482
	ALLIANCE DATA SYSTEMS CORP	33		3,423
	AMDOCS LTD	40		1,127
	AMERICAN GREETINGS CORP CL A	37		463
	AMERICAN WATER WORKS CO INC	26		824
	AMERISOURCEBERGEN CORP	13		485
	AMSURG CORP	27		706
	APPROACH RESOURCES INC	24		700
	APTARGROUP INC	43		2,249
	ARBITRON INC	26		884
	ARES CAP CORP	44		674
	ARRIS GROUP INC	99		1,069
	ASCENA RETAIL GROUP INC	21		621
	ASPEN INSURANCE HOLDINGS LTD	57		1,518
	ASSURED GUARANTY LTD	25		330
	ATMOS ENERGY CORP	14		467
	AURICO GOLD INC	97		775
	AVAGO TECHNOLOGIES LTD	24		689
	AVERY DENNISON CORP	54		1,548
	AXIS CAPITAL HOLDINGS LTD	46		1,483
	BALL CORP	25		889
	BALLY TECHNOLOGIES INC	22		870
	BANKUNITED INC	55		1,212

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	BBCN BANCORP INC	52		491
	BE AEROSPACE INC	55		2,125
	BEACON ROOFING SUPPLY INC	10		209
	BELDEN INC	36		1,188
	BERKLEY W R CORP	23		774
	BIO RAD LABS INC.	6		615
	BORG WARNER INC.	30		1,929
	BRIGGS & STRATTON	14		221
	BRINKER INTERNATIONAL INC	55		1,458
	BRISTOW GROUP INC	10		455
	BROOKDALE SENIOR LIVING	41		704
	BROWN & BROWN INC	76		1,733
	BRUKER CORP	50		617
	CABOT MICROELECTRONICS CORP	16		732
	CABOT OIL & GAS CORP	9		706
	CAMERON INTERNATIONAL CORP	17		841
	CARDTRONICS INC	14		380
	CAREFUSION CORP	70		1,771
	CARLISLE COMPANIES INC	43		1,922
	CARPENTER TECHNOLOGY CORP	15		767
	CARRIZO OIL & GAS COM	12		318
	CASEYS GENERAL STORES INC	33		1,733
	CATALYST HEALTH SOLUTIONS	26		1,326
	CATO CORP	37		888
	CBOE HOLDINGS INC	17		435
	CBRE GROUP INC	35		533
	CEC ENTERTAINMENT INC	15		503
	CHARLES RIVER LABORATORIES	32		869
	CHECK POINT SOFTWARE	11		565
	CHESAPEAKE MIDSTREAM PARTNERS	27		777
	CHICAGO BRIDGE & IRON NY	19		716
	CHICOS FASHION INC	62		695
	CHOICE HOTELS INTL INC	14		517
	CHURCH & DWIGHT INC	13		612
	CITRIX SYSTEMS	9		546
	CITY NATIONAL CORP	14		632
	CLARCOR INC	10		500
	CLEAN HARBORS INC	19		1,211
	CLOUD PEAK ENERGY INC	39		744
	CMS ENERGY CORP	65		1,435
	COHERENT INC	16		815
	COINSTAR COM	39		1,763
	CON-WAY INC COM	66		1,936
	COOPER COS INC COM NEW	11		744
	COOPER TIRE & RUBBER	52		728
	CORE LABORATORIES NV	6		695
	CORN PRODUCTS INTERNATIONAL INC	8		405
	CORPORATE EXECUTIVE BOARD CO	33		1,269
	COSTAR GROUP, INC	24		1,622
	CUBESMART	54		577

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)
	CUBIST PHARMACEUTICALS INC	7		276
	CYPRESS SEMICONDUCTOR COR	28		479
	DAVITA INC	48		3,639
	DELPHI FINL GROUP INC	32		1,418
	DELTIC TIMBER CORP	11		634
	DENBURY RESOURCES INC	45		680
	DENTSPLY INTERNATIONAL	20		700
	DIAMOND FOODS INC	5		172
	DIAMONDROCK HOSPITALITY	141		1,357
	DICKS SPORTING GOODS INC	14		498
	DIEBOLD INC	21		619
	DIGITAL REALTY TRUST	24		1,567
	DR PEPPER SNAPPLE GROUP	44		1,738
	DRIL QUIP INC COMMON	14		948
	DUNKIN BRANDS GROUP INC	25		620
	DUPONT FABROS TECH REIT	18		436
	DYCOM INDUSTRIES INC	39		818
	EAST WEST BANCORP COM	181		3,568
	EASTMAN CHEMICAL CO	17		648
	ENERGY XXI BERMUDA	24		753
	ESCO TECHNOLOGIES INC	22		642
	EXPEDITORS INTERNATIONAL WASH INC	10		395
	EXPRESS INC	25		500
	EZCORP INC	19		504
	F5 NETWORKS	6		682
	FABRINET	24		328
	FEI CO	12		509
	FIFTH THIRD BANCORP	41		526
	FINISAR CORPORATION	13		217
	FIRST FINANCIAL BANCORP	91		1,516
	FIRST MIDWEST BANCORP INC DEL	58		585
	FIRST HORIZON NATL CORP	128		1,026
	FIRST NIAGRA FINANCIAL GROUP INC	126		1,087
	FISERV INC	19		1,116
	FLEETCOR TECHNOLOGIES INC	29		861
	FLOWSERVE CORP COM	7		646
	FLUOR CORP	13		670
	FOOT LOCKER INC	22		533
	FOSSIL INC COM	4		331
	FOSTER WHEELER AG	66		1,265
	FREDS INC	47		690
	FRESH DEL MONTE PRODUCE	42		1,046
	G & K SERVICES INC	17		495
	GARDNER DENVER INC	9		727
	GARDNER DENVER MACHY INC	22		1,696
	GATX CORP	22		978
	GEN-PROBE INC	12		680
	GENESEE & WYOMING INC	18		1,035
	GENTEX CORP	29		867
	GEORESOURCES INC	38		1,108

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)
	GLOBAL PMTS	84		3,989
	GNC HOLDINGS INC	14		405
	GRACO INC	15		630
	GRAND CANYON EDUCATION	39		621
	GREEN DOT CORP CL A	24		734
	GREIF INC - CLASS A	22		988
	HAEMONETICS CORP MASS	20		1,212
	HANCOCK HOLDINGS CO	13		422
	HANESBRANDS INC	36		794
	HARSCO CORP	66		1,350
	HCC INSURANCE HOLDINGS	86		2,344
	HEALTH MANAGEMENT ASSOC INC	57		419
	HENRY JACK & ASSOC INC COM	85		2,867
	HERBALIFE LTD	14		718
	HERTZ GLOBAL HOLDINGS INC	24		284
	HOLOGIC INC COM	164		2,869
	HUBBEL INC	24		1,631
	IAC/INTERACTIVECORP	11		463
	IBERIABANK CORP	16		776
	ICON PLC - ADR	51		871
	IHS INC-CLASS A COM	15		1,292
	INFORMATICA	23		849
	INFORMATICA CORP	9		325
	INTERCONTINENTALEXCHANGE INC	9		1,064
	INTERNATIONAL BANCSHARES CORP	42		774
	INVESCO LIMITED	21		425
	IPC THE HOSPITALIST CO INC	10		442
	ITC HOLDINGS CORP	13		1,008
	IXIA	29		301
	J2 GLOBAL INC	17		473
	JABIL CIRCUIT INC	54		1,053
	JARDEN CORP COM	59		1,757
	JAZZ PHARMACEUTICALS INC	7		286
	JM SMUCKER CO	24		1,845
	JONES LANG LASALLE INC	28		1,707
	JOS A BANK CLOTHIERS INC	14		692
	JOY GLOBAL INC	15		1,118
	KANSAS CITY SOUTHERN INDS	22		1,510
	KELLY SERVICES INC	72		981
	KENNAMETAL INC	48		1,780
	KIRBY CORP	13		830
	KIRKLAND’S INC	26		340
	KLA-TENCOR CORP	16		767
	KNIGHT CAPITAL GROUP	57		675
	KOPPERS HOLDINGS INC	12		399
	KRATON PERFORMANCE POLYMERS INC	54		1,090
	LAMAR ADVERTISING CO CL A	28		770
	LAREDO PETROLEUM HOLDINGS	28		629
	LAZARD LTD	91		2,384
	LEAR CORP	33		1,325

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)
	LINEAR TECHNOLOGY CORP	23		703
	LKQ CORP	25		755
	LSB INDUSTRIES INC	6		164
	MACK CALI REALTY CORP	14		382
	MACY’S INC	27		877
	MAGELLAN HEALTH SERVICES INC	16		792
	MANITOWOC INC	84		772
	MARKETAXESS HOLDINGS INC	23		681
	MASIMO CORP	17		317
	MATTEL INC	44		1,224
	MATTHEWS INTL CORP	17		544
	MAXIN INTEGRATED PRODUCTS INC	38		990
	MAXIMUS INC	22		922
	MB FINANCIAL BANK	25		428
	MEDNAX INC	15		1,080
	MELLANOX TECHNOLOGIES LTD	10		324
	MENS WAREHOUSE INC	21		673
	MERITOR INC	77		409
	MICHAEL KORS HOLDINGS LTD	18		501
	MICROS SYSTEMS INC	27		1,276
	MOHAWK INDUSTRIES INC	12		688
	MOLSON COORS BREWING CO	18		775
	MONEYGRAM INTERNATIONAL INC	28		504
	MSCI INC	8		247
	MTS SYS CORP	14		583
	MUELLER INDS INC	21		822
	MYRIAD GENETICS INC COM	34		708
	NASDAQ OMX GRP INC	49		1,196
	NATIONAL INSTRS COM	27		690
	NAVISTAR INTL CORP	36		1,367
	NEUSTAR INC CLASS A	32		1,093
	NEWELL RUBBERMAID INC	51		827
	NEW JERSEY RES CORP	6		285
	NICE SYSTEMS LTD - ADR	37		1,268
	NISOURCE INC	22		512
	NORDSTROM INC	18		916
	NORTHERN OIL & GAS INC	31		731
	NORTHWEST BANCSHARES INC/MD	58		719
	NVIDIA CORP	99		1,367
	OCEANEERING INTL INC	15		669
	OIL STATES INTL	21		1,588
	ON SEMICONDUCTOR CORP COM	187		1,440
	ONYX PHARMACEUTICALS INC	36		1,562
	ORBITAL SCIENCES CORP COM	50		727
	ORTHOFIX INTL N V	26		906
	OWENS ILLINOIS INC	27		521
	PACKAGING CORP OF AMERICA	53		1,325
	PENN VIRGINIA CORP	29		151
	PERRIGO CO	13		1,228
	PETSMART	16		805

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)
	PLAINS EXPLORATION & PROD	102		3,754
	PLATINUM UNDERWRITERS HOLDINGS	16		532
	PLEXUS CORP	30		831
	POLYCOM INC	29		474
	PREMIERE GLOBAL SERVICES	89		751
	PRIMERICA INC	27		618
	PROASSURANCE CORP	11		878
	PROGRESSIVE WASTE SOLUTIONS LTD	32		632
	PVH CORP	7		458
	RALCORP HOLDINGS INC	8		718
	RAYMOND JAMES FINL INC	70		2,168
	RED HAT INC	20		806
	REGAL BELOIT CORP	15		775
	REINSURANCE GROUP AMERICA	17		862
	RENAISSANCERE HLDGS LTD	21		1,577
	REPUBLIC SVCS INC	11		307
	RESOURCES CONNECTION INC	49		523
	RIVERBED TECHNOLOGY	21		499
	ROCK-TENN CO	26		1,491
	ROCKWOOD HOLDINGS INC	16		622
	ROGERS CORP	8		287
	ROWAN COMPANIES INC	20		610
	RPM INTERNATIONAL INC	54		1,331
	SAFETY INS GROUP INC	15		615
	SALLY BEAUTY CO INC	28		590
	SBA COMMUNICATIONS CORP	85		3,647
	SEACOR HOLDINGS INC	6		534
	SEATTLE GENETICS INC	24		402
	SELECT COMFORT CORPORATION	51		1,100
	SIGNATURE BANK COMMON	21		1,245
	SIGNET JEWELERS LTD	34		1,499
	SIRONA DENTAL SYSTEMS	33		1,458
	SKECHERS USA INC	21		259
	SM ENERGY CO	18		1,284
	SOLERA HOLDINGS INC	31		1,367
	SONIC CORP	52		349
	SOTHEBYS	28		799
	SPX CORP	15		904
	STAGE STORES INC	54		750
	STEELCASE INC CLASS A	67		501
	STIFEL FINL CORP	15		474
	SUPERIOR ENERGY SERVICES INC	30		853
	SUSQUEHANNA BANCSHARES INC PA	93		775
	SVB FINANCIAL GROUP	15		706
	SWIFT ENERGY CO	93		2,768
	SXC HEALTH SOLUTIONS COM	10		582
	SYKES ENTERPRISES INC	51		805
	SYNNEX CORP	43		1,311
	TALEO CORP - CLASS A	7		266
	TELLABS OPERATIONS, INC	410		1,658

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	TEMPUR-PEDIC INTERNATIONAL INC	15		788
	TERADYNE INC	48		660
	TESLA MOTORS INC	24		674
	TEXAS CAP BANCSHARES INC	35		1,063
	THOR INDUSTRIES INC	27		738
	THORATEC LABS CORP COM	16		531
	TIBCO SOFTWARE	42		990
	TIDEWATER INC	34		1,672
	TIFFANY & CO	5		311
	TIMKEN CO	68		2,641
	TITAN INTERNATIONAL INC	29		562
	TOWERS WATSON COMPANY	8		455
	TMS INTERNATIONAL CORP	23		225
	TRACTOR SUPPLY CO COM	4		313
	TRANSATLANTIC HLDGS INC	26		1,434
	TRANSDIGM GROUP INC COM	15		1,387
	TRIMAS CORP	63		1,138
	TRIMBLE NAV LTD	34		1,481
	TRIUMPH GROUP INC	17		1,003
	TUPPERWARE BRANDS CORPORATION	26		1,438
	TW TELECOM INC COMMON	50		967
	UGI CORP	21		606
	UMB FINL CORP	16		602
	UNDER ARMOUR INC	6		428
	UNISOURCE ENERGY CORP	16		594
	UNITED NATIONAL FOODS INC	35		1,388
	UNITED STATIONERS INC	30		986
	UNIVERSAL TECHNICAL INSTITUTE	38		487
	UNUM GROUP	20		426
	UTI WORLDWIDE INC	54		712
	VALASSIS COMMUNICATIONS INC	57		1,105
	VALUECLICK INC	14		223
	VANGUARD HEALTH SYSTEMS INC	34		347
	VISTEON CORP	30		1,493
	VOLCANO CORP	27		642
	WABCO HOLDINGS	34		1,474
	WABTEC CORPORATION	7		490
	WASHINGTON REAL ESTATE INVT TR	24		645
	WEATHERFORD INERNATIONAL LTD	45		656
	WEBSENSE INC	26		479
	WEBSTER FINANCIAL CORP	35		722
	WESCO INTERNATIONAL INC	31		1,617
	WESTAMERICA BANCORPORATION	5		237
	WESTAR ENERGY	17		486
	WESTERN DIGITAL CORP	70		2,176
	WGL HOLDINGS INC	8		332
	WHITE MOUNTAINS INSURANCE GROUP INC	1		589
	WHITING PETROLEUM CORP	31		1,419
	WILEY JOHN & SONS INC	20		906
	WILLIS GROUP HOLDINGS PLC	22		834

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	WINTRUST FINANCIAL CORP	66		1,845
	WISCONSIN ENERGY CORP	48		1,692
	WMS INDS INC	19		394
	WOODWARD INC	13		547
	WRIGHT EXPRESS CORP	58		3,115
	YAMANA GOLD INC	23		344
	ZEBRA TECHNOLOGIES CORP	14		508

	The U.S. Small/Mid-Cap Equity Fund Total			329,888

	The Stable Value Fund
	Fixed Income Obligations
	FNMA TBA 15YR 3.5000% 1/15/2026	5,600		5,856
	FNMA TBA 15YR 4.0000% 1/15/2026	3,500		3,691
	FNMA TBA	1,650		1,759
	FNMA TBA	6,000		6,452
	FNMA 15YR TBA 5.50%	400		434
	FNMA 30YR TBA 6.50%	6,650		7,399
	FHLMC GOLD TBA 15YR 3.5000%	13,800		14,384
	FHLMC GOLD #E92454	259		281
	FHLMC GOLD #E97248	246		268
	FHLMC GOLD #E99565	276		300
	FHLMC GOLD #E99595	109		120
	FEDERAL HOME MORTGAGE CORP POOL	1,071		1,201
	FHLMC (NON GOLD) ARM #1J0614	499		519
	FEDERAL HOME LOAN MORTGAGE CORP POOL	4,563		4,894
	FGOLD 30YR 6% 9/1/37	1,012		1,103
	FHLMC GOLD #G12141	1,113		1,181
	FHLMC GOLD #QQQ	2,274		2,541
	FREDDIE MAC GIANT	1,525		1,692
	H 1G 1G0847	1,236		1,301
	FHLMC NON-GOLD ARM #1J1396	596		630
	FHLMC (NON GOLD) ARM #1G2264	741		791
	FHLMC (NON GOLD) ARM #1G2450	388		414
	FHLMC (NON GOLD) ARM #1G2598	744		787
	FEDERAL HOME LN MTG CORP MTN 4.0000%	9,250		9,734
	FHLMC #C66537	157		181
	FHLMC #C66594	76		88
	FHLMC GOLD #B12280	311		340
	FHLMC CMO 6.085% 9/25/29	37		38
	FEDERAL FARM CR BKS 0.0000%	3,955		3,953
	FEDERAL FARM CR BKS 0.0000%	2,260		2,263
	FEDERAL FARM CR BKS 0.0000%	1,975		1,976
	FEDERAL FARM CR BKS 0.0000%	6,955		6,944
	FEDERAL FARM CR BKS 0.0000%	4,675		4,660
	FEDERAL FARM CR BKS 0.0000%	3,555		3,563
	FEDERAL FARM CR BKS 0.0000% 8/1/2013	2,395		2,396
	FEDERAL FARM CR BKS 0.0000% 6/6/2014	3,550		3,551
	FEDERAL FARM CR BKS 0.0000%	4,775		4,777
	FEDERAL FARM CR BKS 0.0000%	13,050		13,009
	FEDERAL FARM CR BKS 0.0000%	2,260		2,266

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	FEDERAL FARM CR BKS 0.0000% 9/8/2014	5,015		5,020
	FEDERAL HOME MORTGAGE CORP POOL	2,291		2,499
	FEDERAL HOME LOAN BANKS 0.0000%	6,300		6,281
	FEDERAL HOME LOAN BANKS 0.3750%	2,115		2,113
	FHLMC #780514 ARM	113		120
	FEDERAL NATL MTG ASSN 0.8750%	1,725		1,726
	FEDERAL NATL MTG ASSN 1.2500%	26,890		26,999
	FNMA 1.375% 11/15/16	8,595		8,686
	FANNIE MAE .75% 12/19/14	2,467		2,478
	FEDERAL NATL MTG ASSN 4.3750%	2,980		3,163
	FEDERAL NATL MTG ASSN 0.0000%	2,170		2,163
	FANNIE MAE VAR 8/25/14	25,080		25,080
	FHLMC K008 CL A1 2.746 12/25/19	2,234		2,327
	FHLMC REMIC SERIES 3812 BE 2.7500%	4,549		4,692
	FHLMC REMIC SERIES K-701 A-1 2.7760%	1,757		1,830
	FEDERAL HOME LN MTG CORP 2.5000%	20,360		21,563
	FEDERAL HOME LN MTG CORP 0.3750%	1,625		1,623
	FREDDIE MAC 0.375% 11/27/13	4,420		4,413
	FNMA #252016	92		107
	FNMA #387549	2,055		2,254
	FNMA #433679	260		288
	FNMA #462237	1,438		1,637
	FEDERAL NATL MTGE ASSN POOL #462845	4,646		4,918
	FNMA #535003	40		41
	FNMA #535219	38		40
	FNMA #535802	62		67
	FNMA #545874	282		321
	FNMA 6 08/01/17 #555343	31		34
	FNMA #555528	869		969
	FEDERAL NATL MTGE ASSN POOL #555606	3,936		4,187
	FNMA #635227	446		508
	FNMA #635894	106		121
	FNMA #636030	160		183
	FNMA #638210	87		99
	FNMA #640996	153		184
	FNMA #646456	679		787
	FNMA #647989	845		980
	FNMA #648349	319		348
	FNMA #653145	249		272
	FNMA ARM #654285	60		64
	FNMA #659930	1,153		1,285
	FNMA #667787	167		182
	FNMA #670891	387		411
	FNMA 2003-W11 A1	6		6
	FNMA 2003-W19-1A6	731		758
	FNMA 2004-60 PA	632		687
	FHLMC 2770 ON	293		297
	FHLMC 2843-BA	138		141
	FHLMC 2907-AG	294		306

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	FNMA REMIC TRUST 2009-37 KA 4.0000%	2,897		3,046
	FHLMC 3154-AN	113		113
	FNMA REMIC TRUST 2011-15 HT 5.5000%	3,690		4,013
	FNMA REMIC TRUST 2011-23 6/25/2020	6,338		6,538
	FNMA REMIC TRUST 2011-16 3/25/2026	1,104		1,154
	FNMA REMIC TRUST 2011-55 AC 3.0000%	5,675		5,834
	FNMA 2.75 03/13/2014	9,620		10,080
	FANNIE MAE 1.625% 10/26/15	12,800		13,118
	FHLMC REMIC SERIES 3676 7/15/2024	4,717		4,907
	FNMA REMIC TRUST 2010-87B 2/25/2024	2,288		2,372
	FNMA #695838	267		294
	FNMA #703937	55		59
	FNMA #705304	211		224
	FNMA #720399	447		487
	FNMA #720422	226		246
	FEDERAL NATL MTG ASSN GTD MTG PASS	1,615		1,800
	FNMA #725090	318		341
	FNMA #725284	104		114
	FNMA #725815	676		755
	FNMA #740843	244		266
	FNMA #745629	2,299		2,575
	FNMA #747019	353		383
	FNMA #754297	139		148
	FNMA #759123	278		293
	FNMA #761141	1,053		1,137
	FNMA #764082	406		420
	FNMA #764156	325		345
	FNMA ARM #768117	199		213
	FNMA #780582	332		359
	FNMA ARM #786628	161		173
	FNMA #794787	391		419
	FNMA ARM #799769	288		301
	FNMA ARM #801344	276		292
	FNMA #809534 5.09% 2/01/35	412		435
	FNMA ARM #817198	94		101
	FNMA ARM #817199	348		374
	FNMA 10/1 HYBRID ARM 5.1% 8/1/35	971		1,049
	FNMA ARM #820545	386		415
	FNMA ARM #826908	1,012		1,085
	FNMA #831809	1,673		1,862
	FNMA #844705	716		772
	FNMA #844816	246		266
	FNMA ARM #847988	632		672
	FNMA ARM #849082	399		423
	FNMA ARM #849170	163		174
	FNMA #865689	501		538
	FNMA #865818	433		466
	FNMA ARM #866097	326		345
	FNMA 5.5 04/01/2021	769		835
	FNMA ARM #872753	215		231

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	FNMA #886054	736		841
	FNMA ARM #887096	337		362
	FEDERAL NATL MTGE ASSN POOL #888832	1,447		1,623
	FNMA ARM #888989	855		913
	FNMA 889052 6 02/01/2038	2,030		2,245
	FNCL 30YR	1,334		1,469
	FEDERAL NATL MTGE ASSN POOL #890231	144		155
	FNMA 30 YR	1,309		1,457
	FEDERAL NATL MTGE ASSN POOL #933805	2,281		2,514
	FNMA #949320	813		928
	FEDERAL NATL MTG ASSN GTD MTG PASS	1,315		1,422
	F CI 988113	333		362
	F CI 988961	448		486
	FEDERAL NATL MTGE ASSN POOL #995097	812		911
	FEDERAL NATL MTGE ASSN POOL #995753	5,133		5,474
	FNMA 10 YEAR 3.5% 10/1/2020	3,835		4,032
	FEDERAL NATL MTGE ASSN POOL #MA0629	2,690		2,817
	FEDERAL NATL MTGE ASSN POOL #AD0898	3,646		3,844
	GNMA 2006-30-A	1,775		1,815
	GNMA REMIC TRUST 2009-63 1/16/2038	2,518		2,623
	GNMA REMIC TRUST 2009-71 4/16/2038	3,793		3,929
	GNMA REMIC TRUST 2010-18 12/16/2050	2,951		3,062
	GNMA REMIC 2.229% 12/16/30	2,145		2,170
	GNMA REMIC TRUST 2010-16 A 3.2140%	2,151		2,240
	GNMA REMIC TRUST 2010-16 5/16/2033	3,490		3,544
	GNMA REMIC 2.461% 8/16/22	2,566		2,582
	GNMA REMIC TRUST 2010-36 11/16/2027	2,141		2,175
	GNMA REMIC TRUST 2010-52 8/16/2027	2,360		2,384
	GNMA REMIC TRUST 2010-49 3/16/2051	1,171		1,196
	GNMA REMIC TRUST 2010-65 A 2.0170%	2,316		2,329
	GNMA REMIC TRUST 2010-63 4/16/2028	11,147		11,366
	GNMA REMIC TRUST 2010-71 6/16/2029	3,084		3,129
	GNMA REMIC TRUST 2010-74 9/16/2033	2,811		2,849
	GNMA REMIC TRUST 2010-83 10/16/2050	4,920		4,948
	GNMA REMIC TRUST 2010-100 6/16/2050	3,009		3,051
	GNMA REMIC TRUST 2010-122 A 1.8970%	2,604		2,626
	GNMA REMIC TRUST 2010-141 A 1.8640%	1,855		1,866
	UNITED STATES TREAS NTS 2.0000%	1,795		2,329
	UNITED STATES TREAS NTS 1.8750%	1,825		2,343
	UNITED STATES TREAS NTS 1.2500%	3,920		4,395
	UNITED STATES TREAS NTS 0.5000%	2,520		2,755
	UNITED STATES TREAS NTS 2.0000%	2,355		2,484
	UNITED STATES TREAS NTS 0.1250%	7,560		8,085
	UNITED STATES TREAS NTS 2.1250%	3,600		3,819
	UNITED STATES TREAS NTS 0.8750%	1,630		1,635
	FEDERAL FARM CR BKS 0.0000%	2,450		2,451
	FEDERAL FARM CR BKS 0.0000%	1,230		1,230
	FHMS 2006-K1-A2	3,971		4,397
	NCUA GUARANTEED NOTES VAR 6/12/2013	2,785		2,782
	PRIVATE EXPT FDG CORP 5.4500%	1,920		2,326

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost**	(e) Current Value (in thousands)

	PRIVATE EXPORT 3.05% 10/15/14	3,425		3,640
	Common/Collective Trusts
	RVST US GOVERNMENT INCOME FUND	1,031		30,236
	RVST US STABLE CAPITAL FUND I	1,823		47,121
	Money Market
	RVST US GOVERNMENT SECURITIES I	72,591		72,591

	The Stable Value Fund, Excluding Wrappers Total			622,215

	Wrapper Contracts
	BANK OF AMERICA – #01-132, MATURES 12/31/50, 4.10%			146
	JP MORGAN CHASE I – #AISP01, MATURES 12/31/50, 4.24%			145
	MET LIFE – #28972, MATURES 12/31/50, 3.98%			275
	MONUMENT LIFE II – #MDA00633TR, MATURES 12/31/50, 4.11%			216
	MONUMENT LIFE V - #MDA00375TR, MATURES 12/31/50, 4.08%			790
	NATIXIS - #1025-06, MATURES 12/31/50, 4.04%			244
	PACIFIC LIFE - #26755, MATURES 12/31/50, 4.00%			87
	RABOBANK I - #ISP-109501, MATURES 12/31/50, 4.09%			436
	RBC I - #10903, MATURES 12/31/50, 4.02%			297
	RBC II - #20903, MATURES 12/31/50, 4.50%			99
	STATE STREET II - #101063, MATURES 12/31/50, 4.02%			168

	Wrapper Contracts Total			2,903

	TOTAL INVESTMENTS, AT FAIR VALUE			3,234,183

	Adjustment from Fair Value to Contract Value
	BANK OF AMERICA – #01-132, MATURES 12/31/50, 4.10%			(1,068)
	JP MORGAN CHASE I – #AISP01, MATURES 12/31/50, 4.24%			(2,288)
	MET LIFE – #28972, MATURES 12/31/50, 3.98%			(1,981)
	MONUMENT LIFE II – #MDA00633TR, MATURES 12/31/50, 4.11%			(1,594)
	MONUMENT LIFE V - #MDA00375TR, MATURES 12/31/50, 4.08%			(4,695)
	NATIXIS - #1025-06, MATURES 12/31/50, 4.04%			(2,320)
	PACIFIC LIFE - #26755, MATURES 12/31/50, 4.00%			(805)
	RABOBANK I - #ISP-109501, MATURES 12/31/50, 4.09%			(1,742)
	RBC I - #10903, MATURES 12/31/50, 4.02%			(2,099)
	RBC II - #20903, MATURES 12/31/50, 4.50%			(1,713)
	STATE STREET II - #101063, MATURES 12/31/50, 4.02%			(1,601)

	Adjustments from Fair Value to Contract Value Total			(21,906)

	INVESTMENT TOTAL AS OF 12/31/2011			3,212,277

*	Loans to Participants
	Various Loans - 3.25% through 9.50% due through September 27, 2041			102,610

	Loans to Participants Total			102,610

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 28, 2012	By	/s/ Valeria Christensen
Valeria Christensen
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

E-1